Arum Health, (the "Company") a California LLC

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2019 & 2020

Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Arum Health LLC

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2019 & 2020 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years and months then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
July 12, 21

Vincenzo Mongio

Statement of Financial Position

	Year Ended December 31,	
	2020	**2019**
ASSETS		
Current Assets		
Cash and Cash Equivalents	3,828	74,166
Accounts Receivable	2,363	13,079
Total Current Assets	6,191	87,245
Non-current Assets		
Computer Equipment and Furnishings, net of Accumulated Depreciation	1,802	2,398
Total Non-Current Assets	1,802	2,398
TOTAL ASSETS	7,992	89,643
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	19,107	36,194
Accrued Liabilities to Related Party	38,094	-
Loans - Related Party - Short Term Portion	2,110	715
Loans	49,750	100,000
Total Current Liabilities	109,061	136,909
Long-term Liabilities		
Loans Related Party	340,000	290,000
Convertible Notes Payable	25,000	25,000
Accrued Interest	28,029	11,419
Loans	82,400	-
Total Long-Term Liabilities	475,429	326,419
TOTAL LIABILITIES	584,490	463,328
EQUITY		
Member's Capital	(576,497)	(373,685)
Total Equity	(576,497)	(373,685)
TOTAL LIABILITIES AND EQUITY	7,992	89,643

Statement of Operations

	Year Ended December 31,	
	2020	**2019**
Revenue	35,674	18,799
Cost of Sales	-	-
Gross Profit	35,674	18,799
Operating Expenses		
Advertising and Marketing	2,683	132
General and Administrative	152,758	196,674
Related Party Contractor Expense	61,301	14,429
Depreciation	596	596
Total Operating Expenses	217,338	211,831
Operating Income (loss)	(181,664)	(193,032)
Other Income - Grants	6,000	-
Interest Income	-	-
Other	-	-
Total Other Income	-	-
Other Expense		
Interest Expense	21,148	20,595
Other	-	-
Total Other Expense	21,148	20,595
Provision for Income Tax	-	-
Net Income (loss)	(202,812)	(213,627)

Statement of Cash Flows

	Year Ended December 31,	
	2020	**2019**
OPERATING ACTIVITIES		
Net Income (Loss)	(202,812)	(213,627)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Depreciation	596	596
Accounts Payable	(17,087)	22,157
Accrued Liabilities	38,094	
Accounts Receivable	10,715	(13,079)
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	32,318	9,674
Net Cash provided by (used in) Operating Activities	(170,494)	(203,952)
FINANCING ACTIVITIES		
Related Party Loans	66,270	148,215
Other Loan Proceeds	1,735	101,637
Payments on Debt	(50,250)	-
Owner Distributions	-	(29,948)
Corona Relief Loans (PPP EIDL)	82,400	-
Net Cash provided by (used in) Financing Activities	100,155	219,904
Cash at the beginning of period	74,166	58,215
Net Cash increase (decrease) for period	(70,339)	15,952
Cash at end of period	3,827	74,166

Statement of Changes in Member Equity

	Member Capital			
	$ Amount	Accumulated Adjustments	Accumulated Deficit	Total Member Equity
Beginning Balance at 1/1/19	(26,511)	-	(103,599)	(130,110)
Owner Distributions	(29,948)	-	-	(29,948)
Net Income (Loss)	-	-	(213,627)	(213,627)
Ending Balance 12/31/2019	(56,459)	-	(317,226)	(373,685)
Net Income (Loss)	-	-	(202,812)	(202,812)
Ending Balance 12/31/2020	(56,459)	-	(520,038)	(576,497)

Arum Health LLC
Notes to the Unaudited Financial Statements
December 31st, 2020

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Arum Health, LLC ("the Company") was formed in California on December 23rd , 2016. The Company plans to earn revenue by providing software as a service (SaaS) to healthcare providers in the managed care space. The Company's headquarters is in Palo Alto, California. The Company's customers are located in the United States.

The Company will conduct a crowdfunding campaign under regulation CF in 2021 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.
Fair Value of Financial Instruments

ASC 820 "Fair Value Measurements and Disclosures" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606,"Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue as performance obligations are satisfied.

The Company generates revenues by selling Software as a Service (SaaS). The Company's payments are generally collected on a monthly basis the month after the service has been provided. The Company's primary performance obligation is to provide SaaS to managed care programs that assist in compliance and adherence. Performance obligations are satisfied on a monthly basis with provision of uptime to the Company's platform.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2020.

A summary of the Company's property and equipment is below.

Property Type	Useful Life (in years)	Cost	Accumulated Depreciation	Disposals	Book Value as of 12/31/20
Computers	5	2,231	1,116		1,115
Office furniture	7	1,048	362		686
Grand Total	**-**	**3,279**	**1.478**	**0**	**1,801**

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Income Taxes

The Company is a pass-through entity therefore any income tax expense or benefit is the responsibility of the company's owner. As such, no provision for income tax is recognized on the Statement of Operations.

Recent accounting pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

During the year ended December 31st, 2020, the Company had outstanding accounts payable in the amount of $46,358 for services performed by software outsourcing company by the name of Calla.Dev, LLC, an owner's company. The balance is non-interest bearing and due on demand. The Company also incurred expenses totaling $61k and $14k for the years ended 2020 and 2019 respectively.

See "Loans – Related Party" below.

NOTE 4 – CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

NOTE 5 – DEBT

Convertible Notes - The Company has entered into one convertible note agreement for the purposes of funding operations. The note is dated 6/28/2017, is for $25,000 and the simple interest on the note is 6%. The note and accrued interest are convertible into shares of the Company's common stock during the next equity financing.

Loans - In 2020, the Company entered into a PPP loan agreement for $74,500 with an interest rate of 1% and a maturity date of April 17, 2022 and a SBA Disaster Loan on July 23, 2020 for $7,900 with an interest rate of 5% and a maturity date of July 23, 2025. We have not yet applied for PPP forgiveness and the SBA loan for $7,900 is not forgivable. The company also has a business line of credit with Bank of the West that carries an interest rate of 4.5%; present balance of $49,000.

Loans - Related Party – As of 2020, the Company had outstanding $340k in loans from it's founder and CEO. The amounts accrue interest at 5% and are due on demand.

Debt Principal Maturities 5 Years Subsequent to 2020

Year	Amount
2021	49,000
2022	74,500
2023	-
2024	-
2025	7,900
Thereafter	-

* The above table does not include $340k in related party loans that are due on demand.
* The above table does not include $25k in convertible notes that mature during an equity financing.

NOTE 6 – EQUITY

The Company has authorized 1,000,000 of common shares with a par value of $0.00001 per share. 1,000,000 shares were issued as of 2019 and 2020.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2020 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through July 12, 21, the date these financial statements were available to be issued. No events require recognition or disclosure.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has commenced principal operations and realized losses every year since inception and may continue to generate losses.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RISKS AND UNCERTAINTIES

COVID-19

Since December 31, 2020 the spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions.

The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods.